Dreyfus
New York Tax Exempt
Bond Fund, Inc.

SEMIANNUAL REPORT November 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New York Tax Exempt Bond Fund, Inc., covering the six-month period from June 1, 2007, through November 30, 2007.

Volatility has returned to the municipal bond market. The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis spread from the sub-prime mortgage sector of the taxable bond market to other areas of the financial markets, including municipal bonds. A high degree of leverage within parts of the financial system made these price fluctuations more intense than they otherwise might have been. While we saw few changes in the underlying credit fundamentals of municipal bonds, the tax-exempt market nonetheless suffered bouts of difficult liquidity.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased. Although the housing downturn and sub-prime turmoil may persist, fiscal conditions so far have remained sound for most municipal bond issuers, and lower short-term interest rates from the Federal Reserve Board may help forestall a technical recession. Turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments in this changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2007, through November 30, 2007, as provided by Joseph Darcy, Portfolio Manager

Fund and Market Performance Overview

Declining U.S. housing values and a credit crisis over the summer of 2007 led to heightened volatility in fixed-income markets, including among municipal bonds, as investors reassessed their attitudes toward risk. The fund's return lagged that of its benchmark, which is not limited geographically to New York, and which does not reflect fees and expenses like the fund. However, the fund produced a higher return than its Lipper category average, primarily due to the fund's longstanding emphasis on quality and liquidity.

For the six-month period ended November 30, 2007, Dreyfus New York Tax Exempt Bond Fund achieved a total return of 1.92%.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark index, achieved a total return of 2.40% for the same period.[2] The average total return for all funds reported in the Lipper New York Municipal Debt Funds category was 1.05%.[3]

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund may invest without regard to maturity. The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Interest Rates Fall Amid Economic and Credit Concerns

After a sustained period of relative stability, market conditions changed dramatically over the summer of 2007 when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw little evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other institutional investors, which were forced to sell creditworthy securities to meet redemption requests and margin calls.

Difficult liquidity conditions prompted the Federal Reserve Board to cut the discount rate in August and the federal funds rate in September and October, the first reductions in short-term rates in more than four years. The market generally responded favorably to these moves, enabling municipal bond prices to erase some, but not all, of their earlier declines.

New York was adversely affected by the U.S. housing downturn and the credit crisis, but the state's fiscal condition generally has been supported by a diverse economy and recent efforts to adopt budgetary and spending controls. However, challenges remain, as recent losses among major Wall Street firms may constrain tax revenues at a time when the state is contending with future budget deficits and a rising debt load.

Quality and Liquidity Helped Support Fund Performance

The fund continued to benefit from its seasoned holdings of income-oriented bonds, many of which were purchased with higher coupon rates than are available today. Moreover, our consistent emphasis on higher-quality bonds with strong liquidity characteristics enabled the fund's holdings to fare relatively well during the downturn. For example, we tended to favor general obligation bonds and securities backed by revenues from essential-services facilities. We maintained the fund's weighted average maturity in a range that was roughly in line with industry averages, helping it capture the benefits of falling interest rates without assuming unnecessary duration risk.

Because fixed-income markets have remained volatile, we have retained a relatively conservative investment posture, including a focus on higher quality securities with maturities of 20 years or less. Should we see a sustainable improvement in market conditions, we may increase the fund's weighted average maturity in seeking to capture higher current yields. In the meantime, we believe that maintaining high levels of credit quality and liquidity represent prudent strategies in today's uncertain investment environment.

December 17, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 4.04
Ending value (after expenses)	$1,019.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 4.04
Ending value (after expenses)	$1,021.00

† *Expenses are equal to the fund's annualized expense ratio of .80%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007 (Unaudited)

Long-Term Municipal Investments—98.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—94.3%				
Albany Industrial Development Agency, LR (New York Assembly Building Project)	7.75	1/1/10	430,000	448,447
Battery Park City Authority, Revenue	5.25	11/1/18	10,000,000	10,786,600
Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home and Affiliates Life Care Community, Inc. Project)	6.00	2/1/28	1,500,000	1,500,000
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC)	5.00	2/15/47	15,000,000	15,393,150
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/39	5,750,000	5,669,672
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/25	10,000,000	10,534,200
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.25	12/1/14	16,000,000	17,836,000
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.00	5/1/18	2,140,000	2,327,935
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	5.00	9/1/25	28,765,000	30,358,581
Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA)	5.25	11/15/25	8,750,000	9,249,450
Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA)	5.50	7/1/24	10,000,000	10,722,000
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/31	8,250,000	8,541,967
Monroe Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.63	6/1/10	500,000 [a]	545,555

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	12,750,000	12,877,245
New York City	5.80	8/1/11	190,000	190,359
New York City	5.50	6/1/13	875,000 [a]	971,932
New York City	5.00	11/1/19	10,000,000	10,497,200
New York City	5.50	6/1/23	125,000	132,626
New York City	5.25	8/15/25	7,475,000	7,829,091
New York City	5.00	10/1/25	10,000,000	10,381,200
New York City	5.25	8/15/26	8,750,000	9,143,837
New York City (Insured; AMBAC)	5.75	8/1/12	1,570,000 [a]	1,740,486
New York City (Insured; AMBAC)	5.75	8/1/16	3,430,000	3,767,375
New York City (Insured; MBIA)	5.25	5/15/18	11,000,000	11,912,230
New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeals Federation Project)	5.00	7/1/27	1,000,000	1,038,870
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.00	12/1/28	5,075,000	4,675,242
New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC)	5.00	1/1/26	5,000,000	5,235,850
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC)	5.00	3/1/31	28,715,000	29,815,933
New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; MBIA)	5.00	3/1/36	10,000,000	10,361,400

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	12,500,000	14,023,250
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.50	6/15/10	13,000,000 [a]	13,855,530
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue	4.50	6/15/37	25,000,000	24,341,750
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue	5.00	6/15/39	10,000,000	10,217,900
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/27	10,000,000	10,527,100
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	8/15/09	5,000,000 [a]	5,256,150
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	8/15/09	1,000,000 [a]	1,055,350
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.25	2/1/16	8,040,000	8,781,127
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/23	10,000,000	10,613,500
New York City Transitional Finance Authority, Future Tax Secured Revenue	0/14.00	11/1/29	9,000,000 [b]	7,853,220
New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC)	6.00	8/15/09	5,000,000 [a]	5,276,750

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Transitional Finance Authority, Future Tax Secured Subordinate Revenue	5.00	11/1/22	14,890,000	16,006,303
New York City Transitional Finance Authority, Future Tax Secured Subordinate Revenue	5.00	11/1/23	6,320,000	6,768,214
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/10	675,000 a	735,001
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.50	6/1/35	325,000	336,918
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue)	5.25	10/1/35	13,900,000	14,776,534
New York State Dormitory Authority, Consolidated Revenue (City University System) (Insured; FGIC)	5.63	7/1/16	9,120,000	10,199,626
New York State Dormitory Authority, Consolidated Third General Resolution Revenue (City University System) (Insured; FSA)	5.50	7/1/09	10,000,000 a	10,451,700
New York State Dormitory Authority, Insured Revenue (Barnard College) (Insured; FGIC)	5.00	7/1/37	11,000,000	11,445,720
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	33,625,000	39,713,142
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	10,000,000 a	10,774,900
New York State Dormitory Authority, Mortgage Nursing Home Revenue (Menorah Campus, Inc.) (Insured; FHA)	6.10	2/1/37	8,300,000	8,479,944
New York State Dormitory Authority, Revenue	5.88	5/15/11	19,900,000 c,d	21,487,124

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/19	16,530,000	17,996,376
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/20	7,920,000	8,583,300
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/21	10,000,000	10,799,500
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/23	10,255,000	10,997,565
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	10,000,000	10,545,500
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA)	5.75	7/1/20	3,000,000	3,481,200
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA)	0.00	7/1/28	18,335,000	7,291,096
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC)	5.00	2/15/21	10,150,000	10,666,026
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/25	6,105,000	6,503,473
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	7,925,000	7,975,720
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	6,305,000	6,329,716
New York State Dormitory Authority, Revenue (Mount Sinai School of Medicine of New York University) (Insured; MBIA)	5.00	7/1/27	5,045,000	5,321,870

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (New York University Hospitals Center)	5.00	7/1/22	10,000,000	9,707,300
New York State Dormitory Authority, Revenue (North Shore University Hospital at Forest Hills) (Insured; MBIA)	5.50	11/1/13	2,625,000	2,898,263
New York State Dormitory Authority, Revenue (Rockefeller University)	5.00	7/1/32	18,505,000	19,105,117
New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA)	5.38	10/1/22	31,000,000	33,264,240
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/11	100,000	107,976
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,180,000	1,272,819
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/11	1,480,000	1,625,514
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	11,010,000	11,981,743
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/10	2,000,000 [a]	2,139,840
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA)	5.75	5/15/16	5,000,000	5,765,200
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.50	5/15/13	100,000	109,105

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.50	5/15/13	12,900,000 c,d	14,074,609
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA)	5.25	5/15/15	6,825,000	7,502,791
New York State Dormitory Authority, Revenue (Vassar College)	5.00	7/1/46	10,000,000	10,326,400
New York State Dormitory Authority, Revenue (Winthrop University Hospital Association)	5.50	7/1/32	1,000,000	1,010,230
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/13	8,150,000 a	8,825,961
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.05	3/15/13	500,000 a	542,675
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/31	30,000,000	31,466,100
New York State Energy Research and Development Authority, PCR (Central Hudson Gas and Electric Corporation Project) (Insured; AMBAC)	5.45	8/1/27	9,000,000	9,312,840
New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects)	5.25	6/15/20	13,745,000	14,654,507
New York State Environmental Facilities Corportation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects)	4.50	6/15/36	8,035,000	7,851,641

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Housing Finance Agency, Health Facilities Revenue	6.00	5/1/08	10,000,000	10,094,500
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	10/1/10	2,920,000	2,981,641
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.55	10/1/12	4,630,000	4,727,369
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.80	10/1/28	4,070,000	4,071,872
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.40	4/1/29	8,875,000	9,007,593
New York State Power Authority, Revenue and General Purpose	5.00	11/15/12	17,210,000 [a]	18,599,191
New York State Power Authority, Revenue and General Purpose	5.00	11/15/12	10,500,000 [a]	11,347,560
New York State Thruway Authority, General Revenue (Insured; FGIC)	5.00	1/1/25	5,000,000	5,298,500
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/21	10,000,000	10,751,300
New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue	5.50	7/1/08	960,000 [a]	972,106
New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue	5.50	7/1/16	9,040,000	9,145,497
New York State Urban Development Corporation, Service Contract Revenue (Insured; FSA)	5.25	1/1/20	13,760,000	15,290,250
New York State Urban Development Corporation, Service Contract Revenue (Insured; FSA)	5.00	1/1/26	6,425,000	6,813,970
New York State Urban Development Corporation, State Facilities Revenue (Insured; MBIA)	5.70	4/1/20	20,000,000	22,857,800
New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC)	5.00	12/15/23	8,175,000	8,625,851

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	2,500,000	2,526,325
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project)	5.70	1/1/28	4,600,000	4,426,902
Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series)	6.13	6/1/94	15,000,000	17,596,350
Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series)	5.00	9/1/33	10,000,000	10,267,500
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	6,000,000	6,754,980
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/14	10,000,000	11,409,600
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; AMBAC)	5.00	10/15/29	23,495,000	24,527,840
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA)	5.25	10/15/18	30,000,000	32,533,200
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA)	5.25	10/15/19	5,000,000	5,422,200
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/20	10,000,000	10,691,000
Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare Center Project) (Insured; FHA)	6.20	2/1/37	6,000,000	6,130,440

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/12	10,000,000 [a]	10,864,100
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.38	1/1/16	7,500,000 [a]	8,457,375
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.25	11/15/19	10,000,000	10,698,500
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	10,540,000 [a]	12,254,331
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.13	11/15/29	10,000,000	10,461,000
Triborough Bridge and Tunnel Authority, General Revenue (MTA Bridges and Tunnels)	5.00	11/15/32	5,000,000	5,245,850
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds	5.13	6/1/42	16,230,000	15,428,076
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.00	6/1/08	1,800,000 [a]	1,858,572
Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project)	6.13	6/1/08	1,000,000 [a]	1,033,160
U.S. Related—4.6%				
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/10	500,000	527,100
Puerto Rico Commonwealth, Public Improvement (Insured; FSA)	5.50	7/1/10	9,600,000 [c,d]	10,120,320
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	6.00	7/1/15	3,000,000	3,466,620
Puerto Rico Highways and Transportation Authority, Highway Revenue	0.00	7/1/27	22,625,000	8,357,223
Puerto Rico Highways and Transportation Authority, Transportation Revenue	5.50	7/1/24	5,500,000	5,946,490

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	2,000,000 c,d	2,038,790
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	5,000,000	5,288,450
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.50	7/1/27	5,000,000	5,600,800
University of Puerto Rico, University System Revenue	5.00	6/1/30	14,525,000	14,457,023
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	1,000,000	1,078,240
Total Long-Term Municipal Investments (cost $1,174,396,299)				**1,213,550,756**

Short-Term Municipal Investments−1.4%				
New York;				
New York City, GO Notes (LOC; Westdeutsche Landesbank)	3.44	12/1/07	1,000,000 e	1,000,000
New York City Industrial Development Agency, Liberty Revenue (One Bryant Park LLC Project) (Liquidity Facility; Bayerische Landesbank and LOC: Bank of America and Citibank NA)	3.54	12/1/07	2,000,000 e	2,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	3.41	12/1/07	1,000,000 e	1,000,000
New York City Transitional Finance Authority, Revenue (New York City Recovery)	3.46	12/1/07	3,100,000 e	3,100,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Bayerische Landesbank)	3.44	12/1/07	3,600,000 [e]	3,600,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.44	12/1/07	1,500,000 [e]	1,500,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	3.53	12/1/07	5,400,000 [e]	5,400,000
Total Short-Term Municipal Investments (cost $17,600,000)				**17,600,000**
Total Investments (cost $1,191,996,299)			**100.3%**	**1,231,150,756**
Liabilities, Less Cash and Receivables			**(.3%)**	**(3,865,336)**
Net Assets			**100.0%**	**1,227,285,420**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $47,720,843 or 3.9% of net assets.*

d *Collateral for floating rate borrowings.*

e *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	65.6
AA		Aa		AA	21.6
A		A		A	3.0
BBB		Baa		BBB	5.3
BB		Ba		BB	.4
B		B		B	1.2
F1		MIG1/P1		SP1/A1	.7
Not Rated[f]		Not Rated[f]		Not Rated[f]	2.2
					100.0

[†] *Based on total investments.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
November 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,191,996,299	1,231,150,756
Interest receivable		16,983,674
Receivable for investment securities sold		12,989,516
Receivable for shares of Common Stock subscribed		48,765
Prepaid expenses		22,258
		1,261,194,969
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		670,677
Cash overdraft due to Custodian		1,631,508
Payable for floating rate notes issued–Note 4		22,200,000
Payable for investment securities purchased		8,480,908
Payable for shares of Common Stock redeemed		694,513
Interest and related expenses payable		126,053
Accrued expenses		105,890
		33,909,549
Net Assets ($)		**1,227,285,420**
Composition of Net Assets ($):		
Paid-in capital		1,187,810,218
Accumulated undistributed investment income–net		16,583
Accumulated net realized gain (loss) on investments		304,162
Accumulated net unrealized appreciation (depreciation) on investments		39,154,457
Net Assets ($)		**1,227,285,420**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		83,890,905
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**14.63**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**29,072,483**
Expenses:	
Management fee–Note 3(a)	3,668,480
Shareholder servicing costs–Note 3(b)	521,148
Interest and related expenses	505,039
Directors' fees and expenses–Note 3(c)	61,182
Custodian fees–Note 3(b)	39,610
Professional fees	30,074
Prospectus and shareholders' reports	26,890
Registration fees	12,931
Loan commitment fees–Note 2	7,086
Miscellaneous	30,372
Total Expenses	**4,902,812**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(33,110)
Net Expenses	**4,869,702**
Investment Income–Net	**24,202,781**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	130,288
Net unrealized appreciation (depreciation) on investments	(1,438,019)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,307,731)**
Net Increase in Net Assets Resulting from Operations	**22,895,050**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31, 2007
Operations ($):		
Investment income–net	24,202,781	48,855,221
Net realized gain (loss) on investments	130,288	5,040,368
Net unrealized appreciation (depreciation) on investments	(1,438,019)	270,886
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,895,050**	**54,166,475**
Dividends to Shareholders from ($):		
Investment income–net	(24,186,198)	(48,827,558)
Net realized gain on investments	–	(573,472)
Total Dividends	**(24,186,198)**	**(49,401,030)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	39,159,060	82,522,334
Dividends reinvested	17,536,011	35,884,248
Cost of shares redeemed	(69,835,521)	(115,698,474)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(13,140,450)**	**2,708,108**
Total Increase (Decrease) in Net Assets	**(14,431,598)**	**7,473,553**
Net Assets ($):		
Beginning of Period	1,241,717,018	1,234,243,465
End of Period	**1,227,285,420**	**1,241,717,018**
Undistributed investment income–net	16,583	–
Capital Share Transactions (Shares):		
Shares sold	2,696,834	5,586,163
Shares issued for dividends reinvested	1,206,656	2,430,609
Shares redeemed	(4,811,094)	(7,843,172)
Net Increase (Decrease) in Shares Outstanding	**(907,604)**	**173,600**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2007 (Unaudited)	Year Ended May 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	14.64	14.58	15.02	14.63	15.57	15.02
Investment Operations:						
Investment income−net[a]	.29	.58	.59	.61	.64	.69
Net realized and unrealized gain (loss) on investments	(.01)	.07	(.40)	.40	(.88)	.71
Total from Investment Operations	.28	.65	.19	1.01	(.24)	1.40
Distributions:						
Dividends from investment income−net	(.29)	(.58)	(.59)	(.62)	(.63)	(.69)
Dividends from net realized gain on investments	–	(.01)	(.04)	–	(.07)	(.16)
Total Distributions	(.29)	(.59)	(.63)	(.62)	(.70)	(.85)
Net asset value, end of period	14.63	14.64	14.58	15.02	14.63	15.57
Total Return (%)	1.92	4.47	1.32	7.11	(1.57)	9.56
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.80	.81	.81	.80	.79	.84
Ratio of net expenses to average net assets	.80	.80	.74	.75	.79	.84
Ratio of net investment income to average net assets	3.96	3.92	4.02	4.13	4.25	4.53
Portfolio Turnover Rate	22.21	30.27	46.18	40.69	24.22	29.28
Net Assets, end of period ($ x 1,000)	1,227,285	1,241,717	1,234,243	1,299,286	1,296,430	1,475,917

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified, open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax characters of distributions paid to shareholders during the fiscal year ended May 31, 2007 were as follows: tax exempt income

$48,827,558 and long term gains $573,472. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2007 there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, the fund was charged $283,610 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $154,813 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $34,225 for providing custodial services for the fund for five months ended November 30, 2007. Prior to becoming an affiliate, The Bank of New York was paid $5,385 for the custody services to the fund for the month ended June 30, 2007.

During the period ended November 30, 2007, the fund was charged $2,411 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $601,115, custody fees $13,848, chief compliance officer fees $3,214 and transfer agency per account fees $52,500.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended November 30, 2007, redemption fees charged and retained by the fund amounted to $29. Effective December 1, 2007, the fund will no longer assess a redemption fee on shares that are reassessed or exchanged before the end of the required holding period. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2007, amounted to $270,899,227 and $302,190,560, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trusts as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At November 30, 2007, accumulated net unrealized appreciation on investments was $39,154,457, consisting of $44,026,556 gross unrealized appreciation and $4,872,099 gross unrealized depreciation.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Plan of Reorganization

On September 7, 2007, the Board of Directors approved the fund entering into an Agreement and Plan of Reorganization with Dreyfus New York Tax Exempt Intermediate Bond Fund (the "Acquired Fund"), providing for the Acquired Fund to merge into the fund as part of a tax-free reorganization. The merger, which was subject to the approval of the Acquired Fund's shareholders (which approval was obtained on December 6, 2007), occurred on the close of business December 19, 2007. On the merger date, the Acquired Fund exchanged all of its assets at net asset value, subject to liabilities, for an equivalent value of shares of the fund. Such shares were distributed pro rata to shareholders of the Acquired Fund so that each shareholder receives a number of shares of the fund equal to the aggregate net asset value of the shareholder's Acquired Fund shares.

At a meeting of the fund's Board of Directors held on October 29, 2007 and October 30, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended September 30, 2007, as well as comparisons of total return performance for various periods ended September 30, 2007 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of September 30, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were higher than the respective Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted the fund's more competitive total return performance in the most recent two years, despite the fund's total returns being lower than the Performance Group and Performance Universe medians for each reported time period up to 10 years. The Board also noted that the fund's total returns were at, or higher than, the Performance Universe median for each reported time period up to 10 years, with the exception of the 5-year period. On a yield performance basis, the Board noted that the fund's 1-year yield performance for the past 10 annual periods was variously higher and lower than the Performance Group median, and higher than the Performance Universe median, for each reported annual period.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds, to evaluate the appropriateness and reasonableness of the fund's management fee. Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the change in the fund's

asset size from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board reached the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board noted the improved relative total return results for the recent 1-year and 2-year periods and the fund's competitive yield performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus
New York Tax Exempt
Bond Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRNYX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0980SA1107